

August 27, 2020

David Clark
Chief Financial Officer
Synchronoss Technologies, Inc.
200 Crossing Blvd., 8th Floor
Bridgewater, NJ 08807

> **Re: Synchronoss Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 19, 2020**
> **File No. 333-248133**

Dear Mr. Clark:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ronald Prague